File No.82-34675

Our Ref : BS(2003)609(JY)

03045255

15th December, 2003

SUPPL

03 DEC 19 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a letter from the Company to the Stock Exchange of Hong Kong Limited dated 15th December, 2003 and an announcement issued by the Company and dated 15th December, 2003 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

dlw 1/6

..../page 2

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No. 82-34675

Our Ref: BS(2003)608(JY)

15th December, 2003

Head of Listing
The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Attn: Mr. Richard Williams

Dear Sirs,

Request for suspension in trading in shares of BOC Hong Kong (Holdings) Limited (the "Company")

We hereby request for a suspension of the trading in the shares of the Company commencing from 9:31 a.m. on 15th December 2003 pending the publication of an announcement regarding a possible placing of shares of the Company by its controlling shareholder, Bank of China.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

File No. 82-34675

The Standard 2003.12.16

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not an offer to sell or the solicitation of an offer to buy securities in the United States. The securities will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(the Company)

PLACING OF EXISTING SHARES BY A CONTROLLING SHAREHOLDER

The Company has been informed by BOC Hong Kong (BVI) Limited (**Selling Shareholder**), the controlling shareholder of the Company which is an indirect wholly-owned subsidiary of Bank of China, that it has entered into a Placing Agreement with the JGCs pursuant to which the JGCs will purchase or procure purchasers to acquire, and the Selling Shareholder will sell, 1,070,000,000 Shares to independent investors at the placing price of HK$13.70 per Placing Share. The Placing Shares represent approximately 10.12% of the existing issued share capital of the Company. Upon completion of the placing, the Selling Shareholder's direct shareholding in the Company will be reduced from 8,029,753,556 Shares to 6,959,753,556 Shares or from approximately 75.95% to 65.82% of the existing issued share capital of the Company.

At the request of the Company, trading of the Shares on the Main Board of The Stock Exchange of Hong Kong Limited (the **Stock Exchange**) was suspended from 9:31 a.m. on 15th December, 2003. Application has been made to the Stock Exchange for resumption of the trading of the Shares with effect from 9:30 a.m. on 16th December, 2003.

The Company has been informed by the Selling Shareholder that a placing agreement dated 15th December, 2003 (**Placing Agreement**) has been entered into on the terms summarised below.

Parties:

The parties to the Placing Agreement are:

(1) the Selling Shareholder;
(2) BOCI Asia Limited;
(3) Goldman Sachs (Asia) L.L.C.; and
(4) UBS AG, Hong Kong Branch acting through its business group UBS Investment Bank (together with BOCI Asia Limited and Goldman Sachs (Asia) L.L.C., the **JGCs**).

The Selling Shareholder is the controlling shareholder of the Company and directly holds 8,029,753,556 shares of HK$5.00 each in the capital of the Company (**Shares**), representing approximately 75.95% of the existing issued share capital of the Company consisting of 10,572,780,266 Shares. The Bank of China's indirect shareholding in the Company consists of the Selling Shareholder's shareholding as well as shareholding interests held by other subsidiaries of Bank of China.

Number of Placing Shares:

1,070,000,000 Shares (**Placing Shares**), representing approximately 10.12% of the existing issued share capital of the Company.

Placing Price:

HK$13.70 per Placing Share, representing a discount of approximately 12.18% to the closing price of HK$15.60 per Share as quoted on the Stock Exchange on12th December, 2003 and a discount of approximately 5.04% to the average closing price for the month commencing 13th November, 2003 and ending 12th December, 2003 (both dates inclusive).

Placees:

The Company has been informed by the Selling Shareholder that the placees of the placing are institutional, professional and other investors who are independent of the directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates (in each case as defined in the Rules Governing the Listing of Securities on the Stock Exchange).

Conditions of the Placing:

The placing of the Shares is conditional upon, inter alia, there having been no material and adverse breach of any of the representations, warranties or undertakings by the Selling Shareholder referred to in the Placing Agreement and no occurrence of an event of force majeure.

Lock-up:

The Selling Shareholder has undertaken to each of the JGCs that within six months from the date of the Placing Agreement, it will not directly or indirectly transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares owned by it or any interests therein, without the prior written consent of the JGCs.

Completion of the Placing:

Completion of the placing of the Shares is expected to take place on 18th December, 2003, or such other date as may be agreed by the Selling Shareholder and the JGCs.

Upon completion of the placing, the Selling Shareholder's interests in the Company will be reduced from 8,029,753,556 Shares to 6,959,753,556 Shares or from approximately 75.95% to 65.82% of the existing issued share capital of the Company, and Bank of China's indirect interests in the Company (which include that of the Selling Shareholder) will be reduced from approximately 76% to approximately 66%.

General Information:

At the request of the Company, trading of the Shares on the Main Board of the Stock Exchange was suspended from 9:31 a.m. on 15th December, 2003. Application has been made to the Stock Exchange for resumption of the trading of the Shares with effect from 9:30 a.m. on 16th December, 2003.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 15th December, 2003